EXHIBIT 4.1

Eason Technology Limited

To whom it may concern,

As a related party, I, Hao Xu, hereby consent to provide financial support to Eason Technology Limited (“the Company”) to meet its outstanding liabilities and obligations as and when they fall due and to carry on the Company’s business without a significant curtailment of operations for a foreseeable future. May it be, this letter of financial support shall remain in force till December 31, 2025.

Notwithstanding the foregoing, nothing in this letter constitutes an undertaking to discharge any particular creditor of the Company.

Signature: /s/ Hao Xu
Executive director

Date:19/8/2025